LETTER OF TRANSMITTAL
LSB INDUSTRIES, INC.
Offer to Exchange
Shares of Common Stock
for Outstanding Shares of
$3.25 Convertible Exchangeable Class C Preferred Stock, Series 2
(CUSIP No. 502160500)

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, MARCH 12, 2007 WHICH WE REFER TO AS THE EXPIRATION DATE, UNLESS EARLIER TERMINATED OR EXTENDED BY US. YOU MAY REVOKE YOUR TENDER AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE.

PLEASE READ CAREFULLY THE ATTACHED INSTRUCTIONS

The exchange agent (the "Exchange Agent") for the Exchange Offer is:
UMB Bank, n.a.

By Registered or Certified Mail:	*By Overnight Mail or Courier:*
UMB Bank, n.a.	UMB Bank, n.a.
Securities Transfer Division	Securities Transfer Division
Attn: Jennifer Fuller	Attn: Jennifer Fuller
P.O. Box 419064	928 Grand Boulevard, 5th Floor
Kansas City, MO 64141-6064	Kansas City, Missouri 64106

For Confirmation by Telephone: (800) 884-4225
For eligible institutions only

Delivery of this Letter of Transmittal to an address other than as set forth above, will not constitute a valid delivery unless an agent's message is delivered in accordance with Instruction 1 to this Letter of Transmittal.

The undersigned hereby acknowledges receipt of the Offer to Exchange dated February 9, 2007 (the "Offer to Exchange"), of LSB Industries, Inc., a Delaware corporation (the "Company"), and this Letter of Transmittal, which together constitute the Company's offer (the "Exchange Offer") to exchange its shares of its common stock, $.10 par value per share (the "common stock"), for shares of its Convertible Exchangeable Class C Preferred Stock, Series 2 ("Preferred Stock"). For each share of Preferred Stock, including accrued and unpaid distributions, tendered in the Exchange Offer and accepted for exchange, the holder of that share of Preferred Stock will be entitled to receive 7.4 shares of common stock.

This Letter of Transmittal is to be completed by a holder of Preferred Stock either if certificates are to be forwarded with the Letter of Transmittal or if a tender of certificates for Preferred Stock, if available, is to be made by book-entry transfer to the account maintained by the Exchange Agent at the Depository Trust Company ("DTC") pursuant to the procedures set forth in the Offer to Exchange under "The Exchange Offer — Book Entry Delivery Procedures." Holders of Preferred Stock whose certificates are not immediately available, or who are unable to deliver their certificates or confirmation of the book-entry tender of their Preferred Stock into the Exchange Agent's account at DTC (a "Book-Entry Confirmation") and all other documents required by this Letter of Transmittal to the Exchange Agent on or before March 12, 2007 (the "Expiration Date"), must tender their Preferred Stock according to the guaranteed delivery procedures set forth in the Offer to Exchange under "The Exchange Offer — Procedures for Tendering Shares of Preferred Stock — Guaranteed Delivery." See Instruction 1. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

The undersigned hereby tenders the Preferred Stock described in Box 1 below pursuant to the terms and conditions described in the Offer to Exchange and this Letter of Transmittal. The undersigned is the registered owner of all the tendered shares of Preferred Stock and the undersigned represents that it has received from each beneficial owner of the tendered shares of Preferred Stock (collectively, the "Beneficial Owners") a duly completed and executed form of "Instructions with respect to the Offer to Exchange," a form of which is attached to the "Letter to Clients" accompanying this Letter of Transmittal, instructing the undersigned to take the action described in this Letter of Transmittal.

Subject to, and effective upon, the acceptance for exchange of the tendered shares of Preferred Stock, the undersigned hereby exchanges, assigns and transfers to, or upon the order of, the Company, all right, title and interest in, to, and under the shares of Preferred Stock that are being tendered hereby, waives any and all other rights with respect to such Preferred Stock and releases and discharges the Company from any and all claims the undersigned may have now, or may have in the future, arising out of, or related to, such shares of Preferred Stock, including without limitation, any claims that the undersigned is entitled to receive additional dividend payments with respect to such shares of Preferred Stock or to participate in any redemption of such Preferred Stock.

The undersigned hereby irrevocably constitutes and appoints the Exchange Agent as the true and lawful agent and attorney-in-fact of the undersigned with respect to the Preferred Stock, with full power of substitution (the power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) deliver the tendered shares of Preferred Stock to the Company or cause ownership of the tendered shares of Preferred Stock to be transferred to, or upon the order of, the Company, on the books of the registrar for the Preferred Stock and deliver all accompanying evidences of transfer and authenticity to, or upon the order of, the Company upon receipt by the Exchange Agent, as the undersigned's agent, of the common stock to which the undersigned is entitled upon acceptance by the Company of the tendered shares of Preferred Stock pursuant to the Exchange Offer, and (ii) receive all benefits and otherwise exercise all rights of beneficial ownership of the tendered Preferred Stock all in accordance with the terms and conditions of the Exchange Offer, as described in the Offer to Exchange.

Unless otherwise indicated under "Special Issuance Instructions" below (Box 2), please issue the common stock exchanged for tendered shares of Preferred Stock in the name(s) of the undersigned. Similarly, unless otherwise indicated under "Special Delivery Instructions" below (Box 3), please send or cause to be sent the certificates for the common stock (and accompanying documents, as appropriate) to the undersigned at the address shown below in Box 1 or provide the name of the account at DTC to which the common stock should be issued.

The undersigned understands that tenders of Preferred Stock pursuant to the procedures described under the caption "The Exchange Offer" in the Offer to Exchange and in the instructions to this Letter of Transmittal will constitute a binding agreement between the undersigned and the Company upon the terms of the Exchange Offer set forth in the Offer to Exchange under the caption "The Exchange Offer — Terms of the Exchange Offer," and subject to the conditions of the Exchange Offer set forth in the Offer to Exchange under the caption "The Exchange Offer — Conditions to the Exchange Offer," subject only to withdrawal of tenders on the terms set forth in the Offer to Exchange under the caption "The Exchange Offer — Withdrawals of Tenders." All authority conferred in this Letter of Transmittal or agreed to be conferred will survive the death, bankruptcy or incapacity of the undersigned and any Beneficial Owner(s), and every obligation of the undersigned of any Beneficial Owners under this Letter of Transmittal will be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives of the undersigned and such Beneficial Owner(s).

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, exchange, assign and transfer the shares of Preferred Stock being surrendered, and that, when the shares of Preferred Stock are accepted for exchange as contemplated in this Letter of Transmittal, the

Company will acquire good and unencumbered title thereto, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sale agreements, other obligations relating to their sale or transfer and adverse claims. The undersigned and each Beneficial Owner will, upon request, execute and deliver any additional documents reasonably requested by the Company or the Exchange Agent as necessary or desirable to complete and give effect to the transactions contemplated hereby.

NOTE: SIGNATURES MUST BE PROVIDED BELOW.
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY
BEFORE COMPLETING THE BOXES.

☐ **CHECK HERE IF TENDERED SHARES OF PREFERRED STOCK ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY DELIVERED TO THE EXCHANGE AGENT AND COMPLETE BOX 4 BELOW.**

☐ **CHECK HERE IF TENDERED SHARES OF PREFERRED STOCK ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT WITH DTC AND COMPLETE BOX 5 BELOW.**

Name: _____

Address: _____

Box 1			
DESCRIPTION OF SHARES OF PREFERRED STOCK TENDERED			
Name(s) and Address(es) of Registered Holder(s) **(Please fill in, if blank, exactly as name(s) appears on shares of Preferred Stock)**	**Shares of Preferred Stock Tendered** **(attach additional signed list if necessary)**		
	Securities Certificate Number(s)*	**Aggregate Number of Shares Represented by Certificate(s)***	**Aggregate Number of Shares Tendered****
	Total		

* Need not be completed if shares of Preferred Stock are being tendered by book-entry transfer.

** Unless otherwise indicated, it will be assumed that all shares of Preferred Stock represented by certificates delivered to the Exchange Agent are being tendered. See Instruction 3.

Box 2
SPECIAL ISSUANCE INSTRUCTIONS
(See Instructions 4, 5, and 6)

    To be completed **ONLY** if the certificates for shares of Preferred Stock not tendered or the certificates for the common stock are to be issued in the name of someone other than the undersigned or if shares of Preferred Stock delivered by book-entry transfer which are not accepted for exchange are to be returned by credit to an account maintained at DTC other than the account indicated above.

Issue: common stock or shares of Preferred Stock to:

Name:_____
(Please Print or Type)
Address:_____
(Include Zip Code)
(Taxpayer Identification or
Social Security Number)

☐   Credit unexchanged shares of Preferred Stock delivered by book-entry transfer to the DTC account set forth below:

_____
(DTC Account Number)

Box 3
SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 4, 5, and 6)

    To be completed **ONLY** if certificates for the shares of Preferred Stock not tendered or accepted for exchange or the certificates for the common stock are to be sent to someone other than the undersigned at an address other than that shown below the undersigned's signature(s).

Mail: ☐   Common stock and any untendered shares of Preferred Stock to:
Name: _____
(Please Print or Type)
Address:_____
(Include Zip Code)
(Taxpayer Identification or
Social Security Number)

Box 4
USE OF GUARANTEED DELIVERY (See Instruction 1)

    To be completed **ONLY** if shares of Preferred Stock are being tendered by means of a Notice of Guaranteed Delivery.
Name(s) of Registered Holders(s):_____
Name(s) of Registered Holder(s):_____
Date of Execution of Notice of Guaranteed Delivery: _____
Name of Institution which Guaranteed Delivery: _____

Box 5
USE OF BOOK-ENTRY TRANSFER (See Instruction 1)

   To be completed **ONLY** if delivery of shares of Preferred Stock is to be made by book-entry transfer.

Name of Tendering Institution: _____

Account Number: _____

Transaction Code Number: _____

Box 6
TENDERING HOLDER SIGNATURE
(See Instructions 1 and 4)

X _____

X _____
(Signature of Registered Holder(s) or Authorized Signatory)

   Note: The above lines must be signed by the registered holder(s) of shares of Preferred Stock as their name(s) appear(s) on the shares or by person(s) authorized to become registered holder(s) (evidence of which authorization must be transmitted with this Letter of Transmittal). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer, or other person acting in a fiduciary or representative capacity, that person must set forth his or her full title below. See Instruction 4.

Name(s): _____

Capacity: _____

Street Address: _____
                                    (Include Zip Code)
Area Code and Telephone Number: _____

Tax Identification or Social Security Number: _____

Signature Guarantee: _____
                                    (If Required by Instruction 4)
Authorized Signature: _____

Name: _____
                                    (Please Print or Type)
Title: _____

Name of Firm: _____

(Must be Eligible institution as defined in Instruction 1)

Address: _____
                                    (Include Zip Code)
Area Code and Telephone Number: _____

Dated: _____

INSTRUCTIONS TO LETTER OF TRANSMITTAL
FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. *Delivery of this Letter of Transmittal and Certificates; Guaranteed Delivery.* This Letter of Transmittal is to be used if (a) certificates for shares of Preferred Stock are to be physically delivered to the Exchange Agent herewith or (b) tenders are to be made according to the guaranteed delivery procedures. For holders whose shares of Preferred Stock are being delivered pursuant to the procedures for book-entry transfer, all as set forth in the Offer to Exchange, delivery of an Agent's Message by DTC will satisfy the terms of the Exchange Offer in lieu of execution and delivery of a Letter of Transmittal by the participant(s) identified in the Agent's Message.

To validly tender shares of Preferred Stock, either (a) the Exchange Agent must receive a properly completed and duly executed copy of this Letter of Transmittal (or a facsimile thereof) with any required signature guarantees, together with either a properly completed and duly executed Notice of Guaranteed Delivery or certificates for the shares of Preferred Stock, or an Agent's Message, as the case may be, and any other documents required by this Letter of Transmittal or (b) a holder of shares of Preferred Stock must comply with the guaranteed delivery procedures set forth below.

Holders of shares of Preferred Stock who desire to tender shares of Preferred Stock pursuant to the Exchange Offer and whose certificates representing the shares of Preferred Stock are not lost but are not immediately available, or time will not permit all required documents to reach the Exchange Agent before 5:00 p.m., New York City time, on the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis, may still exchange their shares of Preferred Stock by complying with the guaranteed delivery procedures set forth in the Offer to Exchange under "The Exchange Offer — Procedures for Tendering Shares of Preferred Stock — Guaranteed Delivery." Pursuant to those procedures, (a) you tender your shares of Preferred Stock by or through a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program; (b) on or prior to 5:00 p.m., New York City time, on the Expiration Date, the Exchange Agent has received from such participant a properly completed and validly executed notice of guaranteed delivery, by manually signed facsimile transmission, mail or hand delivery, in substantially the form provided with this Offer to Exchange; and (c) the Exchange Agent receives a properly completed and validly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantees, or a book-entry confirmation, and any other required documents, within three NYSE trading days of the notice of guaranteed delivery.

The method of delivery of this Letter of Transmittal, the certificates for shares of Preferred Stock and other required documents is at the election and risk of the tendering holder. Except as otherwise provided in this Letter of Transmittal and in the Offer to Exchange, delivery will be deemed made only when actually received by the Exchange Agent. If delivery is by mail, we recommend that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent before 5:00 p.m., New York City time, on the Expiration Date.

2. *Beneficial Owner Instructions to Registered Holders.* Only a holder of shares of Preferred Stock or the holder's legal representative or attorney-in-fact, or a person who has obtained a properly completed irrevocable proxy acceptable to the Company that authorizes such person, or that person's legal representative or attorney-in-fact, to tender shares of Preferred Stock on behalf of the holder may validly tender the shares of Preferred Stock. Any Beneficial Owner of tendered shares of Preferred Stock who is not the registered holder must arrange promptly with the registered holder to execute and deliver this Letter of Transmittal, or an Agent's Message by DTC, on his or her behalf.

3. *Partial Tenders.* A holder may tender all or a portion of Preferred Stock. If a holder tenders less than all of his or her shares of Preferred Stock, such holder should fill in the number of shares of Preferred Stock so tendered in the column labeled "Number of Shares Tendered" of Box 1 above. All of the shares of Preferred Stock delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

4. *Signatures on the Letter of Transmittal; Signature Guarantees.* If this Letter of Transmittal is signed by the registered holder(s) of the tendered shares of Preferred Stock, the signature must correspond with the name(s) as written on the face of the tendered shares of Preferred Stock without alteration, enlargement or any change whatsoever. If this Letter of Transmittal is signed by a participant in DTC whose name is shown on a security position listing as the owner of the shares of Preferred Stock tendered hereby, the signature must correspond with the name shown on the security position listing as the owner of the shares of Preferred Stock.

If any of the tendered shares of Preferred Stock are registered in the name of two or more holders, all holders must sign this Letter of Transmittal. If any shares of Preferred Stock tendered hereby are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate copies of the Letter of Transmittal as there are different registrations of certificates.

If this Letter of Transmittal or any share of Preferred Stock or instrument of transfer is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of such person's authority to so act must be submitted.

When this Letter of Transmittal is signed by the registered holders of the shares of Preferred Stock tendered hereby, no endorsements of the shares of Preferred Stock or separate instruments of transfer are required unless shares of Preferred Stock not tendered or exchanged or common stock are to be issued to a person other than the registered holders, in which case signatures on the shares of Preferred Stock or instruments of transfer must be guaranteed by a Medallion Signature Guarantor, unless the signature is that of an Eligible Institution.

Signatures on the Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program, each a Medallion Signature Guarantor, unless the shares of Preferred Stock tendered thereby are tendered: (a) by a holder whose name appears on a security position listing as the owner of those shares of Preferred Stock, who has not completed any of the boxes entitled "Special Instructions" or "Special Delivery Instructions" on the applicable Letter of Transmittal; or (b) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an "Eligible Guarantor Institution."

If the holder of the shares of Preferred Stock being tendered is a person other than the signer of the related Letter of Transmittal, or if shares of Preferred Stock not accepted for exchange or shares of Preferred Stock previously tendered and being withdrawn are to be returned to a person other than the registered holder or a DTC participant, then the signatures on the Letter of Transmittal accompanying the tendered shares of Preferred Stock must be guaranteed by a Medallion Signature Guarantor as described above.

The Letter of Transmittal and shares of Preferred Stock should be sent only to the Exchange Agent, and not to the Information Agent, the Company or DTC.

5. *Special Issuance and Delivery Instructions.* Tendering holders should indicate, in the appropriate box (Box 2 or 3), the name and address to which the common stock and/or substitute certificates evidencing shares of Preferred Stock not tendered or not accepted for exchange are to be sent, if different from the name and address of the person signing this Letter of Transmittal. In the case of issuance in a different name, the taxpayer identification or social security number of the person named must also be indicated. Holders of shares of Preferred Stock tendering shares of Preferred Stock by book-entry transfer may request that shares of Preferred Stock not exchanged be credited to such account maintained at DTC as the holder may designate on this Letter of Transmittal. If no instructions are given, the shares of Preferred Stock not exchanged will be returned to the name or address of the person signing this Letter of Transmittal.

6. *Transfer Taxes.* The Company will pay all transfer taxes, if any, applicable to the exchange of shares of Preferred Stock pursuant to the Exchange Offer. If, however, common stock issued in exchange for shares of Preferred Stock accepted for tender are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the shares of Preferred Stock or if common stock is to be registered in the name of any person other than the person signing the Letter of Transmittal or, in the case of tender through DTC transmitting instructions through ATOP, or if a transfer tax is imposed for any reason other than the exchange of securities pursuant to the Exchange Offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other person) will be payable by the tendering holder.

Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to the tendered shares of Preferred Stock listed in this Letter of Transmittal.

7. *Validity of Tenders.* The Company expressly reserves the right to terminate the Exchange Offer and not to accept for exchange any shares of Preferred Stock if any of the conditions set forth under "The Exchange Offer — Conditions to the Exchange Offer" have not been satisfied or waived by the Company at its option for any reason on or before 5:00 p.m., New York City time, on the Expiration Date. In all cases, exchange of the shares of Preferred Stock accepted for exchange for common stock will be made only after timely receipt by the Exchange Agent of certificates representing the original shares of Preferred Stock, or by confirmation of book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, a manually signed facsimile of the Letter of Transmittal, or satisfaction of DTC's ATOP procedures, and any other documents required by the Letter of Transmittal.

8. *Irregularities.* The Company will determine, in its sole discretion, all questions as to the form, validity, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Preferred Stock, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular shares of Preferred Stock not properly tendered or to not accept any particular shares of Preferred Stock which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive any defects or irregularities or conditions of the Exchange Offer as to any particular shares of Preferred Stock either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender shares of Preferred Stock in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular shares of Preferred Stock either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tender of shares of Preferred Stock for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of shares of Preferred Stock for exchange, nor shall any of them incur any liability for failure to give such notification.

9. *No Conditional Tenders.* No alternative, conditional or contingent tender of shares of Preferred Stock or transmittal of this Letter of Transmittal will be accepted.

10. *Mutilated, Lost, Stolen or Destroyed Certificates for Shares of Preferred Stock.* Any holder whose certificates for shares of Preferred Stock have been mutilated, lost, stolen or destroyed should contact the Exchange Agent at the address indicated in this Letter of Transmittal for further instructions.

11. *Requests for Assistance or Additional Copies.* Questions and requests for assistance and requests for additional copies of the Offer to Exchange or this Letter of Transmittal may be directed to the Information Agent at the address and telephone number indicated in this Letter of Transmittal. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

12. *Acceptance of Tendered Shares of Preferred Stock and Issuance of Common Stock; Return of Shares of Preferred Stock.* Subject to the terms and conditions of the Exchange Offer, the Company will accept for exchange all validly tendered shares of Preferred Stock as soon as practicable after the

Expiration Date and will issue common stock for the shares of Preferred Stock as soon as practicable thereafter. For purposes of the Exchange Offer, the Company will be deemed to have accepted tendered shares of Preferred Stock when, as and if the Company has given written or oral notice (immediately followed in writing) of acceptance to the Exchange Agent. If any tendered shares of Preferred Stock are not exchanged pursuant to the Exchange Offer for any reason, those unexchanged shares of Preferred Stock will be returned, without expense, to the tendering holder at the address shown in Box 1 or at a different address as may be indicated in this Letter of Transmittal under "Special Delivery Instructions" (Box 3).

13. *Withdrawal.* Tenders may be withdrawn only pursuant to the procedures set forth in the Offer to Exchange under the caption "The Exchange Offer — Withdrawals of Tenders."

14. *Certain Tax Matters.* Under U.S. federal income tax law, a tendering holder of any shares of Preferred Stock that are accepted for exchange is required to furnish its taxpayer identification number ("TIN") on the attached Substitute Form W-9 or otherwise establish a basis for exemption from backup withholding. If the holder is an individual, the TIN is his or her Social Security number. If the holder fails to provide its TIN or otherwise establish an exemption from backup withholding, the holder may be subject to a $50 penalty imposed by the Internal Revenue Service (the "IRS") and to backup withholding, at a 28% rate, on any reportable payment made by the Company (or its paying agent) within the United States to the holder. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Certain payees (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding requirements. In the case of a holder that is a foreign individual, the holder generally must submit to the Exchange Agent a properly completed IRS Form W-8BEN (which may be obtained from the Exchange Agent or on the IRS website at *www.irs.gov*) to establish his or her exemption from backup withholding with respect to any reportable payment made by the Company (or its paying agent) within the United States to the holder.

For additional guidance, please refer to the attached "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9."

**GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9**

Guidelines for determining the proper identification number for the payee (you) to give the payer. Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue New Code of 1986, as amended.

For this type of account:	Give the SOCIAL SECURITY number of:
Individual	The individual
Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
Sole proprietorship	The owner(3)

	For this type of account:	Give the EMPLOYER IDENTIFICATION number of:
6.	Sole proprietorship	The owner(3)
7.	A valid trust, estate, or pension trust	The legal entity(4)
8.	Corporate	The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
0.	Partnership	The partnership
1.	A broker or registered nominee	The broker or nominee
2.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.
(2) Circle the minor's name and furnish the minor's social security number.
(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).
(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

**GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9**

Obtaining a Number

If you do not have a TIN or you do not know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Security Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM or from the IRS website at *www.irs.gov,* and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding include:

• An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

• The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or instrumentality of any one or more of the foregoing.

• An international organization or any agency or instrumentality thereof.

• A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

• A corporation.

• A financial institution.

• A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

• A real estate investment trust.

• A common trust fund operated by a bank under Section 584(a).

• An entity registered at all times during the tax year under the Investment Company Act of 1940.

• A middleman known in the investment community as a nominee or custodian.

• A futures commission merchant registered with the Commodity Futures Trading Commission.

• A foreign central bank of issue.

• A trust exempt from tax under Section 664 or described in Section 4947.

Payments of dividends and patronage dividends generally exempt from backup withholding include:

• Payments to nonresident aliens subject to withholding under Section 1441.

• Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.

• Payments of patronage dividends not paid in money.

• Payments made by certain foreign organizations.

• Section 404(k) payments made by an employee stock ownership plan (ESOP).

Payments of interest generally exempt from backup withholding include:

• Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and you have not provided your correct TIN to the payer.

• Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

• Payments described in Section 6049(b)(5) to nonresident aliens.

• Payments on tax-free covenant bonds under Section 1451.

• Payments made by certain foreign organizations.

• Mortgage interest paid to you.

Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under Sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

Exempt payees described above must file Form W-9 or a substitute Form W-9 to avoid possible erroneous backup withholding. File this form with the payer, furnish your TIN, write "exempt" in Part IV of the form, sign and date the form, and return it to the payer.

Privacy Act Notice — Section 6109 requires you to provide your correct TIN to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not payees are required to file tax returns. Payers must generally withhold up to 28% of taxable interest, dividends, and certain other payments to a payee who does not furnish a TIN to payer. Certain penalties may also apply.

Penalties

(1) **Failure to Furnish Taxpayer Identification Number**. — If you fail to furnish your TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding**. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information**. — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

For additional information contact your tax consultant or the IRS.

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Payor's Request for Taxpayer Identification Number (TIN)	**Part I** — Please provide your name, address and check the appropriate box ☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other	**Part II** — TIN — Please provide Your TIN In the Space Provided and Certify By Signing and Dating Below. Social Security Number or Employer Identification Number _____	**Part III** — Awaiting TIN — If you have not been issued a TIN but have applied for one, or intend to apply for one in the near future, please check the box provided and certify by signing and dating Part IV and the "Certificate Of Taxpayer Awaiting Identification Number" below. ☐ Awaiting TIN

Part IV — Exempt Holders — If you are exempt from backup withholding (e.g. a corporation), you must still certify your TIN by completing Part I and by signing and dating below. Please indicate your exempt status by writing "EXEMPT" in the space provided to the right.

Part V — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me), and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax return. However, if you have since been notified by the IRS that you are no longer subject to backup withholding, do not cross out item (2).

SIGNATURE _____   DATE _____

NOTE: Failure to complete and return this form may result in a $50 penalty imposed by the IRS and backup withholding taxes on reportable payments received by you with respect to the exchange offer. Please review the attached Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART III OF SUBSTITUTE FORM W-9 ABOVE.

CERTIFICATE OF TAXPAYER AWAITING IDENTIFICATION NUMBER

I certify, under penalties of perjury, that a taxpayer identification number has not been issued to me, and that I mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that if I do not provide a taxpayer identification number within sixty (60) days, applicable backup withholding taxes on all reportable payments made to me thereafter will be withheld until I provide a taxpayer identification number.

SIGNATURE _____   DATE _____

The exchange agent (the "Exchange Agent") for the Exchange Offer is:
UMB Bank, n.a.

By Registered or Certified Mail:	*By Overnight Mail or Courier:*
UMB Bank, n.a.	UMB Bank, n.a.
Securities Transfer Division	Securities Transfer Division
Attn: Jennifer Fuller	Attn: Jennifer Fuller
P.O. Box 419064	928 Grand Boulevard, 5th Floor
Kansas City, MO 64141-6064	Kansas City, Missouri 64106

For Confirmation by Telephone: (800) 884-4225
For eligible institutions only

Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

The Information Agent for the Exchange Offer is:

Georgeson

17 State Street, 10th Floor
New York, NY 10004

(800) 657-4428 (Toll Free)

Banks and Brokerage Firms please call:
(212) 440-9800

Questions, requests for assistance and requests for additional copies of this offer to exchange and related letter of transmittal may be directed to the Information Agent